SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November, 2010
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A

CNPJ/MF n. 01.832.635/0001-18

NIRE 35.300.150.007

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON NOVEMBER 5, 2010

Date,  Time and Place: November 05, 2010, at 08:30 AM, at the Company’s headquarter, located on Avenida Jurandir no. 856, Lote 04, 1º andar [1st floor], Jardim Ceci, in  São Paulo city , State of São Paulo. Quorum: Presence of all  members of the Board of Directors. Table: President, Maria Cláudia Oliveira Amaro; and Secretary, Flávia Turci. Order of the day and deliberations: I. The following presentations were made: (a) by  Mr. Alexandre Silva, on the works of the Committees of Auditing and Finances and of Human Resources; (b) by Mr.  Líbano Barroso and Ricardo Froés, directors of TAM Linhas Aéreas S.A., on  financial, operational and  market results; and (c) by Mr.  Eduardo Gouveia, director of Multiplus S.A., on general subjects of this society. II. Ratified (after verification of the totality subscription of 5,621,634 (five million, six hundred and twenty-one thousand, six hundred and thirty-four) common shares, issued by the Company due to the increase of its capital stock, within the limit of  authorized capital, according to  article 6th of the  Company’s articles or incorporation ) the increase of  capital stock, that went from R$ 675,496,946.48 (six hundred and seventy-five million, four hundred and ninety-six thousand, nine hundred and forty-six reais and forty-eight cents) [TN: Brazilian currency real, pl. reais], divided into 150,585,147 (one hundred and fifty million, five hundred and eighty-five thousand, a hundred and forty seven) shares, being 50,195,049 (fifty million, a hundred and ninety five thousand and forty-nine) common shares and 100,390,098 (a hundred million, three hundred and ninety thousand and ninety eight) preference shares, all nominative, without face value, to  R$ 819,892,396.48 (eight hundred and nineteen million, eight hundred and ninety-two thousand, three hundred and ninety-six reais and forty-eight cents), represented by  55,816,683 (fifty-five million, eight hundred and sixteen thousand, six hundred and eighty three) common shares and 100,390,098 (a hundred million, three hundred and ninety thousand and ninety eight) preference shares, all nominative, without face value. III. Approved request of purchase exercise option of 10,596 (ten thousand, five hundred and ninety-six) preference shares, presented by Mr. Sérgio Fernando Bernardes Novato, regarding the First Grant, accomplished  based on  the Share Purchase Option Plan of the Company, with the use of shares in treasury. IV. Approved vote to be given by the Company, in Extraordinary General Meeting of Pantanal  Linhas Aéreas  S.A., in the sense of: (i) approve the alteration of the social headquarter to Avenida Jurandir no. 856, lote 04, 3º andar [3rd floor]; (ii) approve the financial statements, administration report and  accountancy  regarding fiscal years closed on December 31, 2008 and 2009, as well as independent auditing’s opinion  and (iii) approval of result destination of the referred company. Closing: Nothing else having to be dealt with, the works were closed and the present minutes was written in a  summary way, which  after  being read was signed by all present members. São Paulo, November 05, 2010 (aa) Maria Cláudia Oliveira Amaro -  President, Flávia Turci -  Secretary. Counselors: Maria Cláudia Oliveira Amaro, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro, Andre Silva Esteves, Alexandre Silva, Marco Antonio Bologna, Waldemar Verdi Júnior and Emílio Romano. Faithful  copy of the minutes recorded on due book.

_________________________________ Flávia Turci Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 8, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.